Term sheet No. 51N
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement N dated March 7, 2007

Registration Statement No. 333-137902
Dated March 8, 2007; Rule 433

Deutsche Bank ◪

Deutsche Bank AG, London Branch

$

Buffered Underlying Securities (BUyS) Linked to the Dow Jones–AIG Commodity Index^{SM} due March 30, 2010

General

- Buffered Underlying Securities (BUyS) Linked to the Dow Jones–AIG Commodity Index^{SM} due March 30*, 2010 (the "**notes**") are designed for investors who seek a return of between 123% and 127% (the "**Participation Rate**") of any positive Index Return of the Dow Jones–AIG Commodity Index^{SM} (the "**Index**") at maturity. The actual Participation Rate will be set on the Trade Date.
- Investors should be willing to forgo interest or other payments during the term of the notes and to lose up to 80% of their initial investment if the Index declines.
- Senior unsecured obligations of Deutsche Bank AG due on or about March 30*, 2010.
- Denominations of $1,000.
- Minimum initial investments of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about March 27*, 2007 and are expected to settle on or about March 30*, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Index:	The Dow Jones–AIG Commodity Index^{SM}.
Buffer Level:	20%
Participation Rate:	Between 123% and 127%. The actual Participation Rate will be set on the Trade Date.

Payment at Maturity:

- If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $1,000 note principal amount that provides you with a return on your investment equal to the Index Return multiplied by the Participation Rate. Accordingly, your payment at maturity per $1,000 note principal amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times \text{Participation Rate})$$

- If the Final Level is less than the Initial Level, and the decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 note principal amount.
- If the Final Level is less than the Initial Level, and the decline is greater than the Buffer Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Buffer Level. Accordingly, in this case, if the Index Return is less than -20%, your payment at maturity per $1,000 note principal amount will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + \text{Buffer Level})]$$

If the Final Level is less than the Initial Level by more than the Buffer Level of 20%, you could lose up to $800 per $1,000 note principal amount.

Index Return:	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level:	The Index closing level on the Trade Date.
Final Level:	The Index closing level on the Final Valuation Date.
Trade Date:	March 27*, 2007
Final Valuation Date:	March 26*, 2010, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Maturity Date:	March 30*, 2010, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
CUSIP:	2515A 0 BU 6
ISIN:	US2515A0BU60

*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Note	$	$	$
Total	$	$	$

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement N dated March 7, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Product supplement N dated March 7, 2007:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312507048566/d424b21.pdf

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity for a $1,000 note principal amount for a hypothetical range of performance for the Index from -100% to +100% and assumes a Participation Rate of 125% and an Initial Level of 165.94 (the actual Initial Level will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level	Index Return (%)	Payment at Maturity ($)	Return on Note (%)
331.87	100.00%	$2,250.00	125.00%
315.28	90.00%	$2,125.00	112.50%
298.68	80.00%	$2,000.00	100.00%
282.09	70.00%	$1,875.00	87.50%
265.50	60.00%	$1,750.00	75.00%
248.90	50.00%	$1,625.00	62.50%
232.31	40.00%	$1,500.00	50.00%
215.72	30.00%	$1,375.00	37.50%
199.12	20.00%	$1,250.00	25.00%
182.53	10.00%	$1,125.00	12.50%
165.94	0.00%	$1,000.00	0.00%
149.34	-10.00%	$1,000.00	0.00%
132.75	-20.00%	$1,000.00	0.00%
116.15	-30.00%	$900.00	-10.00%
99.56	-40.00%	$800.00	-20.00%
82.97	-50.00%	$700.00	-30.00%
66.37	-60.00%	$600.00	-40.00%
49.78	-70.00%	$500.00	-50.00%
33.19	-80.00%	$400.00	-60.00%
16.59	-90.00%	$300.00	-70.00%
0.00	-100.00%	$200.00	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The Index increases from the Initial Level of 165.94 to the Final Level of 182.53. Because the Final Level of 182.53 is greater than the Initial Level of 165.94, the investor receives a payment at maturity of $1,125.00 per $1,000 note principal amount calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000 + ($1,000.00 x 10% x 1.25) = $1,125.00

Example 2: The Index declines from the Initial Level of 165.94 to the Final Level of 149.34. Because the Final Level of 149.34 is less than the Initial Level of 165.94 and this decline does not exceed the Buffer Level of 20%, the investor receives a payment at maturity of $1,000.00 per $1,000 note principal amount.

Payment at maturity per $1,000 note principal amount = $1,000.00

Example 3: The Index declines from the Initial Level of 165.94 to the Final Level of 116.15. Because the Final Level of 116.15 is less than the Initial Level of 165.94 and this decline exceeds the Buffer Level of 20%, the Index Return is negative, and the investor will receive a payment at maturity of $900.00 per $1,000 note principal amount calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000 + [$1,000 x (-30% + 20%)] = $900.00

Example 4: The Index declines from the Initial Level of 165.94 to the Final Level of 0. Because the Final Level of 0 is less than the Initial Level of 165.94 and this decline exceeds the Buffer Level of 20%, the Index Return is negative, and the investor will receive a payment at maturity of $200.00 per $1,000 note principal amount calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000 + [$1,000 x (-100% + 20%)] = $200.00

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by a Participation Rate of between 123% and 127%. The actual Participation Rate will be set on the Trade Date. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Index. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of your notes is protected against a decline in the Final Level, as compared to the Initial Level, of up to 20%. If the Final Level declines by more than the Buffer Level of 20%, for every 1% decline beyond 20% you will lose an amount equal to 1% of the principal amount of your notes. For example, an Index Return of -30% will result in a 10% loss of principal.

- **RETURN LINKED TO THE PERFORMANCE OF THE DOW JONES–AIG COMMODITY INDEX^{SM}** — The return on the notes is linked to the performance of the Dow Jones–AIG Commodity Index^{SM}. The Dow Jones–AIG Commodity Index^{SM} is composed of futures contracts on 19 physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, or the relative amount of trading activity of a particular commodity. The component weightings are also determined by several rules designed to insure diversified commodity exposure. See "The Dow Jones–AIG Commodity Index^{SM}."

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the limitations described therein, although the tax consequences of an investment in the notes are uncertain, we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the notes should be long-term capital gain or loss if you hold the notes for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the notes, the timing and/or character of income on the notes might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or the courts will agree with the tax treatment described in this term sheet and the accompanying product supplement.

In addition, under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes. Please see the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders" for a discussion of certain German tax considerations relating to the notes.

We do not provide any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the components that underlie the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $200 per $1,000 principal amount. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Final Level, as compared to the Initial Level, beyond the 20% Buffer Level. **Accordingly, you could lose up to $800 for each $1,000 note principal amount that you invest.**

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agents' commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Index;

  - the time to maturity of the notes;

  - the market price of the physical commodities upon which the futures contracts that compose the Index are based (the "**Index Commodities**") or the exchange-traded futures contracts on the Index Commodities;

  - interest and yield rates in the market;

  - a variety of economic, financial, political, regulatory, geographical, agricultural or judicial events;

  - the composition of the Index and any changes to the components underlying it;

- supply and demand for the notes; and

- our credit worthiness, including actual or anticipated downgrades in our credit ratings.

- **NO RIGHTS IN EXCHANGE-TRADED FUTURES CONTRACTS ON THE INDEX COMMODITIES** — As an owner of the notes, you will not have any rights that holders of exchange-traded futures contracts on the Index Commodities may have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG and/or its affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index to which the Notes are linked.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

- **INDEX CALCULATION DISRUPTION EVENTS MAY REQUIRE AN ADJUSTMENT TO THE CALCULATION OF THE INDEX** — At any time during the term of the notes, the daily calculation of the Index may be adjusted in the event that AIG Financial Products Corp. ("**AIG-FP**") determines that any of the following index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day; the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day's settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or, with respect to any futures contract used in the calculation of the Index that trades on the London Metal Exchange (the "**LME**"), a business day on which the LME is not open for trading. Any such index calculation disruption events may have an adverse impact on the value of the Index or the manner in which it is calculated. See "The Dow Jones–AIG Commodity Index^SM—Index Calculation Disruption Events" in this term sheet.

- **DOW JONES AND AIG-FP MAY BE REQUIRED TO REPLACE A DESIGNATED CONTRACT IF THE EXISTING FUTURES CONTRACT IS TERMINATED OR REPLACED** — A futures contract known as a "Designated Contract" has been selected as the reference contract for each underlying physical commodity. See "Composition of the Index—Designated Contracts for Each Commodity" in this term sheet. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced by an exchange, a comparable futures contract would be selected by the Dow Jones–AIG Commodity Index^SM Oversight Committee, if available, to replace that Designated Contract. The termination or replacement of any Designated Contract may have an adverse impact on the value of the Index.

- **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN INDEX COMMODITIES, FUTURES, OPTIONS, EXCHANGE-TRADED FUNDS OR OTHER DERIVATIVE PRODUCTS ON INDEX COMMODITIES OR THE INDEX, MAY IMPAIR THE MARKET VALUE OF THE NOTES** — We or our affiliates may hedge our or their obligations under the notes by purchasing Index Commodities, futures or options on Index Commodities or the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Index Commodities or the Index, and we or they may adjust these hedges by, among other things, purchasing or selling Index Commodities, futures, options or exchange-traded funds or other derivative instruments at any time. Although not expected to, any of these hedging activities may adversely affect the market price of Index Commodities and the level of the Index and, therefore, the market value of the notes. It is possible that the we or our affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

- **RISKS ASSOCIATED WITH THE INDEX MAY ADVERSELY AFFECT THE MARKET PRICE OF THE NOTES** — Because the notes are linked to the Index which reflects the return on futures contracts on nineteen different exchange-traded physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the Index for the following year. However, Dow Jones and AIG-FP may not discover every discrepancy. Furthermore, the annual weightings for the Index are determined each year in June and announced in July by AIG-FP under the supervision of an Index Oversight Committee, which has a significant degree of discretion in exercising its supervisory duties with respect to the Index and has no obligation to take the needs of any parties to transactions involving the Index into consideration when reweighting or making any other changes to the Index. Finally, subject to the minimum/maximum diversification limits described in "The Dow Jones–AIG Commodity Index^{SM}—Diversification Rules," the exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

- **HIGHER FUTURE PRICES OF THE COMMODITY FUTURES CONTRACTS COMPRISING THE INDEX RELATIVE TO THEIR CURRENT PRICES MAY DECREASE THE AMOUNT PAYABLE AT MATURITY** — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a "roll yield." While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in "contango" markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative "roll yields," which could adversely affect the value of the Index and, accordingly, decrease the amount payable to you on the notes at maturity.

- **CHANGES THAT AFFECT THE CALCULATION OF THE INDEX WILL AFFECT THE MARKET VALUE OF THE NOTES AND THE AMOUNT YOU WILL RECEIVE AT MATURITY** — The policies of Dow Jones & Company, Inc. ("**Dow Jones**") and AIG-FP, a subsidiary of American International Group, Inc., concerning the methodology and calculation of the Index, additions, deletions or substitutions of the Index Commodities or exchange-traded futures contracts on the Index Commodities could affect the Index and, therefore, could affect the amount payable on the notes at maturity and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if Dow Jones and AIG-FP, in their sole discretion, change these policies, for example, by changing the methodology for compiling and calculating the Index, or if Dow Jones and AIG-FP discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the notes. If events such as these occur, or if the Initial Level is not available because of a market disruption event or for any other reason, the calculation agent – which will be Deutsche Bank AG, London Branch – will make a good faith estimate in its sole discretion of the Index level that would have prevailed in the absence of the market disruption event. If the calculation agent determines that the market disruption event is due to the fact that the publication of the Index is discontinued and that there is no successor index on the date when the Final Level is required to be determined, the calculation agent will instead make a good faith estimate in its sole discretion of the Final Level by reference to a group of commodities or indexes and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

- **COMMODITY PRICES MAY CHANGE UNPREDICTABLY, AFFECTING THE INDEX LEVEL AND THE VALUE OF YOUR NOTES IN UNFORESEEABLE WAYS** — Trading in futures contracts associated with the Index Commodities is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. These factors may affect the level of the Index and the value of your notes in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

- **THE NOTES ARE INDEXED TO THE DOW JONES–AIG COMMODITY INDEX[SM], NOT THE DOW JONES–AIG COMMODITY INDEX TOTAL RETURN[SM]** — The notes are linked to the Dow Jones–AIG Commodity Index[SM], which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index. The Dow Jones–AIG Commodity Index Total Return[SM] is a total return index which, in addition to reflecting those returns, also reflects interest that could be earned on cash collateral invested in 3- month U.S. Treasury bills. Because the notes are linked to the Dow Jones–AIG Commodity Index[SM], the return on the notes will not include the total return feature of the Dow Jones–AIG Commodity Index Total Return[SM].

- **TRADING AND OTHER TRANSACTIONS BY AIG-FP AND DOW JONES IN THE FUTURES CONTRACTS COMPRISING THE INDEX AND THE UNDERLYING COMMODITIES MAY AFFECT THE VALUE OF THE INDEX** — AIG-FP and its affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. AIG-FP and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Index. Certain of AIG-FP's affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related indices, and Dow Jones and AIG-FP and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the value of the Index. For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Index components in order to hedge the market maker's position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the value of the Index. With respect to any of the activities described above, none of AIG-FP, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

- **WE AND OUR AFFILIATES HAVE NO AFFILIATION WITH DOW JONES AND AIG-FP AND ARE NOT RESPONSIBLE FOR THEIR PUBLIC DISCLOSURE OF INFORMATION** — Deutsche Bank AG and its affiliates are not affiliated with Dow Jones and AIG-FP in any way (except for licensing arrangements discussed below in "The Dow Jones–AIG Commodity Index^{SM}") and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. Neither Dow Jones nor AIG-FP is under any obligation to continue to calculate the Index or required to calculate any successor index. If Dow Jones and AIG-FP discontinue or suspend the calculation of the Index, it may become difficult to determine the market value of the notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. The information in "The Dow Jones–AIG Commodity Index^{SM}" section has been taken from (i) publicly available sources and (ii) a summary of the Dow Jones–AIG Commodity Index^{SM} Handbook (a document that is considered proprietary to Dow Jones and AIG-FP and is available to those persons who enter into a license agreement available at http://www.aigfp.com/commodities). Such information reflects the policies of, and is subject to change by, Dow Jones and AIG-FP. Deutsche Bank AG has not independently verified this information. You, as an investor in the notes, should make your own investigation into the Index, AIG-FP and Dow Jones. Dow Jones and AIG-FP are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN A NOTE ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. tax treatment of a note, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of a note are uncertain, and no assurance can be given that the IRS or the courts will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment, the timing and character of income on a note might differ materially from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a note (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

Dow Jones–AIG Commodity Index^{SM}

We have derived all information contained in this term sheet regarding the Dow Jones–AIG Commodity Index^{SM}, including, without limitation, its make-up, method of calculation and changes in its components from (i) publicly available sources and (ii) a summary of the Dow Jones–AIG Commodity Index^{SM} Handbook (a document that is considered proprietary to Dow Jones and AIG-FP and is available to those persons who enter into a license agreement available at www.aigfp.com/home/commodities). Such information reflects the policies of, and is subject to change by, Dow Jones and AIG-FP. We have not independently verified this information. You, as an investor in the notes, should make your own investigation into the Index, AIG-FP and Dow Jones. Dow Jones and AIG-FP are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. Dow Jones and AIG-FP have no obligation to continue to publish the Index, and may discontinue publication of the Index at any time in their sole discretion.

Overview

The Index was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity futures markets, please see "The Commodity Futures Markets" in this term sheet. The commodities included in the Index for 2007 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts and options on futures contracts on the Index are currently listed for trading on the Chicago Board of Trade ("**CBOT**").

The Index is a proprietary index that Dow Jones and AIG International Inc. developed and that Dow Jones, in conjunction with AIG-FP, calculates. The methodology for determining the composition and weighting of the Index and for calculating its value is subject to modification by Dow Jones and AIG-FP at any time. As of the date of this term sheet, Dow Jones disseminates the Index level approximately every fifteen (15) seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time) and publishes the final Index level for each DJ-AIG Business Day (as defined below) at approximately 4:00 p.m. (New York time) on each such day on Reuters page AIGCI1. Index levels can also be obtained from the official websites of both Dow Jones and AIG-FP and are also published in *The Wall Street Journal*.

A "DJ-AIG Business Day" is a day on which the sum of the Commodity Index Percentages (as defined below in "Annual Reweightings and Rebalancings of the Dow Jones–AIG Commodity Index^{SM}") for the Index Commodities that are open for trading is greater than 50%. For example, based on the weighting of the Index Commodities for 2007, if the CBOT and the New York Mercantile Exchange ("NYMEX") are closed for trading on the same day, a DJ-AIG Business Day will not exist.

AIG-FP and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Index, as well as commodities, including commodities included in the Index. For information about how this trading may affect the value of the Index, see "Risk Factors — Trading and other transactions by AIG-FP and Dow Jones in the futures contracts comprising the Index and the underlying commodities may affect the value of the Index."

The Dow Jones–AIG Commodity Index^{SM} Oversight Committee

Dow Jones and AIG-FP have established the Dow Jones–AIG Commodity Index^{SM} Oversight Committee to assist them in connection with the operation of the Index. The Dow Jones–AIG Commodity Index^{SM} Oversight Committee includes members of the financial, academic and legal communities selected by AIG-FP and meets annually to consider any changes to be made to the Index for the coming year. The Dow Jones–AIG Commodity Index^{SM} Oversight Committee may also meet at such other times as may be necessary.

As described in more detail below, the Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIG-FP under the supervision of the Dow Jones–AIG Commodity Index^{SM} Oversight Committee. Following the Dow Jones–AIG Commodity Index^{SM} Oversight Committee's annual meeting in June or July, the annual weightings for the next calendar year are publicly announced in July.

For example, the composition of the Index for 2007 was approved by the Dow Jones – AIG Index Oversight Committee at a meeting held in July 2006 and became effective in January 2007.

The Dow Jones–AIG Commodity Index^{SM} 2007 Commodity Index Percentages

COMMODITY	WEIGHTING[1]
Crude Oil	12.723561%
Natural Gas	12.546191%
Soybeans	7.747790%
Gold	6.825901%
Aluminum	6.803820%
Copper	6.187758%
Live Cattle	6.141286%
Corn	5.627129%
Wheat	4.715495%
Unleaded Gas (RBOB)	3.940958%
Heating Oil	3.789289%
Cotton	3.146094%
Sugar	3.122271%
Coffee	3.021718%
Lean Hogs	3.013524%
Soybean Oil	2.845646%
Zinc	2.798069%
Nickel	2.715318%
Silver	2.288179%

(1) The column in the above table titled "weighting" reflects the approximate weightings as of March 6, 2007 of the nineteen commodities currently included in the Index.

Information concerning the Index, including weightings and composition, may be obtained at the Dow Jones web site (www.djindexes.com). Information contained in the Dow Jones web site is not incorporated by reference in, and should not be considered part of, this term sheet.

Four Main Principles Guiding the Creation of the Dow Jones–AIG Commodity Index^{SM}

The Index was created using the following four main principles:

• ECONOMIC SIGNIFICANCE. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (*e.g.*, gold) relative to non-storable commodities (*e.g.*, live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the markets themselves. The Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

- DIVERSIFICATION. A second major goal of the Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

- CONTINUITY. The third goal of the Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Index from year to year. The Index is intended to provide a stable benchmark so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Index.

- LIQUIDITY. Another goal of the Index is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These four principles represent goals of the Index and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or AIG-FP.

Composition of the Index – Commodities Available for Inclusion in the Index

A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the LME, each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange.

As of the date of this term sheet, the 23 commodities available for inclusion in the Index were aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gas, wheat and zinc.

The 19 Index Commodities for 2007 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gas, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several LME contracts, where the Dow Jones–AIG Commodity Index^{SM} Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Dow Jones–AIG Commodity Index^{SM} Oversight Committee selects the futures contract that is traded in the United States and denominated in dollars. If more than one such contract exists, the Dow Jones–AIG Commodity Index^{SM} Oversight Committee selects the most actively traded contract. Data concerning each

Designated Contract is used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract, if available, would be selected to replace that Designated Contract. The Dow Jones–AIG Commodity Index[SM] Oversight Committee may, however, terminate, replace or otherwise change a Designated Contract, or make other changes to the Dow Jones–AIG Commodity Index[SM], pursuant to special meetings. Please see "Risk Factors — Dow Jones and AIG-FP may be required to replace a designated contract if the existing futures contract is terminated or replaced."

The Designated Contracts for 2007 Index Commodities are as follows:

Index Breakdown by Commodity

Commodity	Designated Contract	Exchange	Units	Price quote
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	$/metric ton
Coffee	Coffee "C"	CSCE*	37,500 lbs	cents/pound
Copper**	High Grade Copper	COMEX***	25,000 lbs	cents/pound
Corn	Corn	CBOT	5,000 bushels	cents/bushel
Cotton	Cotton	NYCE†	50,000 lbs	cents/pound
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	$/barrel
Gold	Gold	COMEX	100 troy oz.	$/troy oz.
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	$/mmbtu
Nickel	Primary Nickel	LME	6 metric tons	$/metric ton
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.
Soybeans	Soybeans	CBOT	5,000 bushels	cents/bushel
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/pound
Sugar	World Sugar No. 11	CSCE	112,000 lbs	cents/pound
Unleaded Gas	Reformulated Gasoline Blendstock for Oxygen Blending††	NYMEX	42,000 gal	cents/gallon
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel
Zinc	Special High Grade Zinc	LME	25 metric tons	$/metric ton

*   The Coffee, Sugar and Cocoa Exchange ("CSCE") located in New York City.

**   The Dow Jones–AIG Commodity Index[SM] uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Dow Jones–AIG Commodity Index[SM].

***   The New York Commodities Exchange ("COMEX") located in New York City.

†   The New York Cotton Exchange ("NYCE") located in New York City.

††   Represents a shift from the New York Harbor Unleaded Gasoline contract. This shift occurred during the regularly scheduled roll of futures contracts comprising the Dow Jones–AIG Commodity Index[SM] in April 2006.

In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered annually for inclusion in the Index.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Index are assigned to Commodity Groups. The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Commodities:	Commodity Group:	Commodities:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline	Livestock	Lean Hogs Live Cattle
Precious Metals	Gold Silver	Grains	Corn Soybeans Wheat
Industrial Metals	Aluminum Copper Nickel Zinc	Softs	Coffee Cotton Sugar
		Vegetable Oil	Soybean Oil

Index Breakdown by Commodity Group

The Commodity Group Breakdown set forth below is based on the approximate weightings and composition of the Index set forth under "The Dow Jones–AIG Commodity Index[SM] 2007 Commodity Index Percentages."

Vegetable Oil	2.85%
Energy	33.00%
Precious Metals	9.11%
Industrial Metals	18.50%
Livestock	9.15%
Grains	18.09%
Softs	9.29%

Annual Reweightings and Rebalancings of The Dow Jones–AIG Commodity Index[SM]

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June by AIG-FP under the supervision of the Dow Jones–AIG Commodity Index[SM] Oversight Committee, announced in July and implemented the following January.

Determination of Relative Weightings

The relative weightings of the Index Commodities are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the Commodity Liquidity Percentage ("**CLP**") and production by the Commodity Production Percentage ("**CPP**"). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historical dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historical dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage ("**CIP**") for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Index and their respective percentage weights.

Diversification Rules

The Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of each year:

- No related group of commodities designated as a "Commodity Group" (*e.g.*, energy, precious metals, livestock or grains) may constitute more than 33% of the Index.

- No single commodity may constitute more than 15% of the Index.

- No single commodity, together with its derivatives (*e.g.*, crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index.

- No single commodity included in the Index may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any Index Commodity or Commodity Group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages established in January.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year (the "**CIM Determination Date**"), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Index, are used to determine a Commodity Index Multiplier ("**CIM**") for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The Index is calculated by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Index level to calculate the new Index level. Dow Jones disseminates the Index level approximately every fifteen (15) seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes the final Index level for each DJ-AIG Business Day at approximately 4:00 p.m. (New York time) on each such day on Reuters page AIGCI1. Index levels can also be obtained from the official websites of both Dow Jones and AIG-FP and are also published in *The Wall Street Journal*.

The Index is a Rolling Index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule. This process is known as "rolling" a futures position. The Index is a "rolling index."

Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index will be adjusted in the event that AIG-FP determines that any of the following index calculation disruption events exists:

(a) the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day;

(b) the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day's settlement price;

(c) the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or

(d) with respect to any futures contract used in the calculation of the Index that trades on the LME, a business day on which the LME is not open for trading.

License Agreement

"Dow Jones^{SM}," "AIG$^®$," "Dow Jones–AIG Commodity Index^{SM}" and "DJ-AIGCI^{SM}" are registered trademarks or service marks of Dow Jones & Company, Inc. and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by Deutsche Bank AG.

Dow Jones, AIG-FP and Deutsche Bank AG have entered into a non-exclusive license agreement providing for the license to Deutsche Bank AG, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the DJ-AIGCI^{SM}, which is published by Dow Jones and AIG-FP, in connection with certain products, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in commodities generally or in the notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates to the Issuer is the licensing of certain trademarks, trade names and service marks and of the DJ-AIGCI^{SM}, which is determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to the Issuer or the notes. Dow Jones and AIG-FP have no obligation to take the needs of the Issuer or the owners of the notes into consideration in determining, composing or calculating the DJ-AIGCI^{SM}. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including without limitation to holders of the notes, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by the Issuer, but which may be similar to and competitive with the notes. In addition, American International Group, AIG-FP and their subsidiaries or affiliates actively trade commodities, commodity indices and commodity futures (including the Dow Jones–AIG Commodity Index[SM]), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indices and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones–AIG Commodity Index[SM] and the notes.

This term sheet relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones–AIG Commodity Index[SM] components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Dow Jones–AIG Commodity Index[SM] is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in this term sheet regarding the Dow Jones–AIG Commodity Index[SM] components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones–AIG Commodity Index[SM] components in connection with the notes. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones–AIG Commodity Index[SM] components, including, without limitation, a description of factors that affect the prices of such Dow Jones–AIG Commodity Index[SM] components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES–AIG COMMODITY INDEX[SM] OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES–AIG COMMODITY INDEX[SM] OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, OR AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES–AIG COMMODITY INDEX[SM] OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND THE ISSUER, OTHER THAN AMERICAN INTERNATIONAL GROUP AND ITS AFFILIATES.

Discontinuation of the Dow Jones–AIG Commodity Index^{SM}; Alteration of Method of Calculation

If Dow Jones and AIG-FP discontinue publication of the Dow Jones–AIG Commodity Index^{SM} and Dow Jones and AIG-FP or another entity publish a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Dow Jones–AIG Commodity Index^{SM} (such index being referred to herein as a "successor index"), then any Dow Jones–AIG Commodity Index^{SM} closing level will be determined by reference to the level of such successor index at the close of trading on the relevant exchange or market for the successor index on the Final Valuation Date.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Dow Jones and AIG-FP discontinue publication of the Dow Jones–AIG Commodity Index^{SM} prior to, and such discontinuance is continuing on, the Final Valuation Date and the calculation agent determines, in its sole discretion, that no successor index is available at such time, then the calculation agent will determine the Dow Jones–AIG Commodity Index^{SM} closing level for the Dow Jones–AIG Commodity Index^{SM} for such date. The Dow Jones–AIG Commodity Index^{SM} closing level for the Dow Jones–AIG Commodity Index^{SM} will be computed by the calculation agent in accordance with the formula for and method of calculating the Dow Jones–AIG Commodity Index^{SM} last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant exchange-traded futures contracts has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each exchange-traded futures contracts most recently comprising the Dow Jones–AIG Commodity Index^{SM}. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones–AIG Commodity Index^{SM} on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the Dow Jones–AIG Commodity Index^{SM} or a successor index, or the level thereof, is changed in a material respect, or if the Dow Jones–AIG Commodity Index^{SM} or a successor index is in any other way modified so that the Dow Jones–AIG Commodity Index^{SM} or such successor index does not, in the opinion of the calculation agent, fairly represent the level of the Dow Jones–AIG Commodity Index^{SM} or such successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on the Final Valuation Date make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a commodities index comparable to the Dow Jones–AIG Commodity Index^{SM} or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Dow Jones–AIG Commodity Index^{SM} closing level with reference to the Dow Jones–AIG Commodity Index^{SM} or such successor index, as adjusted. Accordingly, if the method of calculating the Dow Jones–AIG Commodity Index^{SM} or a successor index is modified so that the level of the Dow Jones–AIG Commodity Index^{SM} or such successor index is a fraction of what it would have been if there had been no such modification, then the calculation agent will adjust such index in order to arrive at a level of the Dow Jones–AIG Commodity Index^{SM} or such successor index as if there had been no such modification.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the Index closing level on the Final Valuation Date and, consequently, the Index Return. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Index, a "**market disruption event**" means:

- the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

- the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day's settlement price;

- the Index is not published;

- the settlement price is not published for any individual exchange-traded futures contract included in the Index; and

in each case, as determined by the calculation agent in its sole discretion; and

- the calculation agent determines in its sole discretion that any such event described above materially interferes with its ability or the ability of any of our affiliates to adjust or to unwind all or a material portion of any hedge with respect to the notes.

The following events will not be market disruption events:

- a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant exchange or market; or

- a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodity.

"**Relevant exchange**" means the primary exchange or market of trading for any commodity futures contract (or any combination thereof) then included in the Index or any successor index.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from January 1, 2002 through March 5, 2007. The Index closing level on March 6, 2007 was 167.47. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of your initial investment.**



Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents (the "**Agents**") for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount. The Issuer may pay custodial fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount. See "Underwriting" in the accompanying product supplement.